CONFIDENTIAL TREATMENT REQUESTED
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Frederic M. Kline
Vice President and Chief Financial Officer
(202) 624-6618
(202) 842-2880 FAX
fkline@washgas.com
April 10, 2006
Mr. Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	WGL Holdings, Inc.
Form 10-K for the fiscal year ended September 30, 2005
Filed December 14, 2005
File No. 1-16163

Washington Gas Light Company
Form 10-K for the fiscal year ended September 30, 2005
Filed December 14, 2005
File No. 0-49807
Dear Mr. Allegretto:
     In response to your comment letter dated March 10, 2006, we are providing the following responses. The registrants, WGL Holdings, Inc. and Washington Gas Light Company, are collectively referred to as the Company, inferring the consolidated entity.
     In responding to the comments contained in the March 10th letter, the Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 30, 2005, filed December 14, 2005;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2005, filed December 14, 2005; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter, marked by the symbol [***]. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
     The Company’s responses to the March 10th comment letter are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold italics and quotation marks.
SEC Comment #2: Weather Conditions and Weather Patterns, page 39
     “You note that in August 2005, Washington Gas received approval from the Public Service Commission of Maryland to implement a Revenue Normalization Adjustment mechanism (RNA). Please explain how the mechanism operates including how it changed the recovery of costs from the previous method. Show us how the mechanism was designed to ensure it was cost based. Tell us how you recognize revenue related to the RNA and whether the adoption of the mechanism resulted in a change in revenue recognition. Lastly, tell us what effect the RNA will have on your income, which is seasonal in nature.”
Company response to Comment #2: Weather Conditions and Weather Patterns, page 39
     The Revenue Normalization Adjustment mechanism (RNA) is a billing adjustment granted to Washington Gas by the Public Service Commission of Maryland (PSC of MD). It is designed to protect the customers and the shareholders from over-collections or under-collections of cost-based rates that are either higher or lower than expected due to usage differences created by variations in weather from normal weather patterns or other factors such as conservation.
     Prior to the effective date of the RNA on October 1, 2005, the Company charged its customers rates last reset by the PSC of MD effective November 6, 2003 based upon its costs in a test period ending December 31, 2002. In that rate proceeding the Company was allowed to recover a given level of non-gas margins (revenues less the cost of gas) on an annual basis through a combination of a volumetric charge and a fixed monthly customer charge. The rate per unit charged by the utility for delivery of natural gas was determined on the basis of a normal weather calculation performed in the last rate case. As a result of the implementation of the RNA, those rates have not changed.

     With the introduction of the RNA, the Company continues to collect rates that are based on its costs. However, the RNA requires the Company to collect from (or refund to) its customers any difference between the actual amounts collected from customers and the amounts of non-gas target margins based upon the December 31, 2002 test period normal weather non-gas margins adjusted for customer growth.
     The RNA operates by calculating, on a monthly basis, an adjusted level of target base non-gas margins. The target amount of base non-gas margins is the combination of the non-gas margins from the last test year (in the 2002 rate case) plus the effect of non-gas margins from new customers added since that test period. The new customer adjustment is computed by multiplying the number of customers added since the base rate case by the level of non-gas margins per customer that was embedded in the cost-based rates from the last base rate case. The RNA billing rate adjustment is determined by comparing the monthly non-gas margin target after the customer growth adjustment to the actual non-gas margins billed to customers for the applicable month. The difference is the “over-” or “under-collection” for that month and can be caused by deviations in usage from many factors such as weather variations from normal or conservation by customers. This variation amount is billed (for an “under-collection”) or refunded (for an “over-collection”) in a subsequent period (two months following the initial billing month) based on the estimated normal volumes of gas to be delivered in the period when the RNA factor is applied.
     The RNA allows the Company to continue to collect the amount of the non-gas margins authorized by the PSC of MD (and required to serve its current customers) based on the costs used to set the rates from the last base rate case and after eliminating the effects of warmer or colder than normal weather and other matters that affect usage, such as conservation. The RNA has not changed base rates per unit charged to customers from the last rate case adjudicated by the PSC of MD. It does change the amount billed to customers to account for the effects of deviations in non-gas margins from weather variations from normal levels and matters such as conservation.
     Each month the Company estimates the “under-” or “over-collection” of targeted base non-gas margins in relation to actual non-gas margins (the RNA) and records the increase or decrease in Operating Revenues with a corresponding increase to an asset or liability. When the RNA is billed to customers in a subsequent month, the difference between the estimate recorded as an asset or as a liability is adjusted to the amount billed.
     The RNA has not affected the Company’s method of revenue recognition; it is still being recognized using the accrual method of accounting based on volumes delivered during the month. However, it has affected the amount of income recorded because the Company is recognizing more or less non-gas margins than it would otherwise recognize because it is eliminating the effect of deviations of weather from normal levels and any changes in usage from the last base rate case resulting from conservation, net of new customer additions. The income stream of the Company remains seasonal under the RNA because the Company continues to recognize revenues based on the customer normal seasonal usage factors used to develop rates in the 2002 test period. However, income is not affected by usage variation from deviations of weather from normal in any month or over an annual period.

SEC Comment #3: Results of Operations, page 53 (HVAC)
     “Your Commercial HVAC operating segment has incurred losses for the three years ended September 30, 2005. Please explain to us what impairment analysis has been performed on this particular asset group. Please see paragraph 8.e of SFAS No. 144.”
Company response to Comment #3: Results of Operations, page 53 (HVAC)
     As of September 30, 2005, 2004 and 2003 the commercial HVAC segment had total assets of $24.5 million, $24.3 million and $23.1 million, respectively. A schedule of the assets as of each of these dates is attached to this response (see EXHIBIT A). In addition to the assets recorded on the books of the subsidiaries of the HVAC segment, which consist of monetary assets and long lived assets, goodwill has been recorded at a holding company level. All of the investment is shown on the attached schedule. This goodwill is included in the assets of the holding company that are reflected in “Other activities” on the segment report.
     Prior to closing its books for the year ended September 30, 2004, the Company had goodwill recorded as an asset related to the Commercial HVAC segment of $2,073,000. The Company performed an impairment test in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of September 30, 2004. That impairment test resulted in an impairment loss being recorded for $1.5 million in fiscal year 2004. After the impairment loss was recorded, the balance sheet at September 30, 2004 reflected a remaining goodwill asset of $573,000.
     At September 30, 2005, the Company had $573,000 of goodwill recorded as an asset. In mid November 2005, before the final closing of the books, a verdict in a civil jury trial was rendered against ACI Industries, Inc. (ACI), a Commercial HVAC subsidiary. In this action, the former owner of ACI was awarded $1 million for additional consideration under an earnout provision in the purchase agreement for ACI. The Company treated the additional payment that was going to be required as a Type I subsequent event and recorded the $1 million as a goodwill asset, before performing an impairment test. An impairment test was then performed under SFAS No. 142 and the remaining $1,573,000 of goodwill was determined to be fully impaired. Accordingly, an impairment loss for this amount was recorded in fiscal year 2005. Please see page 57 of the Fiscal Year 2005 Form 10-K.
     Long lived-assets were composed of $0.7 million, $1.2 million and $1.5 million at each of these respective fiscal year end dates for the net book value of property, plant and equipment. The depreciable lives for property, plant and equipment of the HVAC segment range from three to seven years. The depreciable life for computers and peripherals is three years, for machinery and cars it is five years, and for furniture and trailers it is seven years. These fixed assets, with their short depreciable lives, caused the Company to conclude that the carrying amount of these assets approximates their fair value. This factor, combined with the relative immateriality of these assets to the total assets of the HVAC segment and the Company, resulted in the Company not conducting impairment tests for these assets.

SEC Comment #4: Consolidated Statements of Cash Flows, page 85
     “Customer deposits and advance payments have increased materially for the year ended September 30, 2005. Your liquidity discussion indicates that customer deposits and advance payments increased $37.7 million from September 30, 2004. The increase in cash deposits was driven by a revised credit policy requiring security deposits from new customers of the regulated utility, and the receipt of a security deposit held from an electricity supplier of WGEServices. Tell us the amount of the deposit related to the electricity supplier, which we assume is MAEM, and whether emergence from bankruptcy will have any effect on your holding of such security deposit. To the extent you may have to return the security deposit, and it is a material amount, you may want to indicate such in your liquidity section since it could be a negative source of liquidity in the event of refund. Lastly, please explain if there are any restrictions regarding your use of these deposits.”
Company response to Comment #4: Consolidated Statements of Cash Flows, page 85
     The statement of cash flows indicates an increase in cash of $37.7 million due to customer deposits and advance payments. Of this amount, $18.3 million was for an increase in deposits by an affiliate of Mirant that is an electricity supplier to Washington Gas Energy Services (WGEServices). The Mirant affiliate changed its name effective February 1, 2006 to Mirant Energy Trading, LLC. The remaining increase of $19.4 million is principally related to advance deposits from utility customers of the regulated utility in order to cover payment of their utility bills.
[***]
     On the matter of the remaining $19.4 million (out of the total increase of $37.7 million), it is related to advance deposits from utility customers of the regulated utility in order to cover payment of their utility bills. These deposits were received to decrease the potential effect on the company for the risk of non-payment for certain utility customers. The deposits are held for varying times, typically a year minimum, and are refunded to the customer if the customer makes timely payments, as defined in regulatory tariffs, to the Company during the holding period. However, as certain customers receive a refund other customers are expected to give the Company new deposits. Thus, unless there is a dramatic change in the payment patterns of the customer group, the Company would forecast no significant change in the total amount of the deposits and thus the recent increase in deposits would be a one time event. The nature of the recent increase in the deposits came from increased activity in this area, principally because the Company acquired software allowing the Company to handle the administration of these deposits and it is expected that this large increase will be a one time event. There are no restrictions on the use of these deposits but the Company must pay interest on the deposits at a rate of interest periodically approved by the relevant regulatory body. The amount of the interest accrual is not material to the Company’s financial statements.
     We agree that a discussion of future re-payments of security deposits and advance payments, and our ability to satisfy this future use of cash, would enhance our liquidity discussion. We intend to improve the liquidity discussion in our next 10-Q and 10-K to address the future expectations of the Company in regards to acquiring or refunding these deposits and advance payments.
SEC Comment #5: Utility operating expenses, page 79
     “Please explain the nature of the unusual operating expenses that led to the reversal of the $3.2 million accrual in fiscal year 2005. Tell us your basis for accruing such expenses in advance. In this regard, explain to us how much you had originally recorded in total in fiscal year 2004, and the substantive reasons for the over accrual.”
Company response to Comment #5: Utility operating expenses, page 79
[***]
SEC Comment #6: Earnings per share disclosures, page 107
     “Please disclose the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c of SFAS No. 128.”
Company response to Comment #6: Earnings per share disclosures, page 107
     For the fiscal years ended September 30, 2005, 2004 and 2003, no equity compensation awards and or related securities, which include stock option and performance share awards, were excluded from the Company’s calculation of diluted EPS. In future filings, the Company will provide the disclosures required by paragraph 40.c of SFAS No. 128, when applicable, or affirmatively state that there are no such anti-dilutive securities excluded from the dilutive share calculations.
SEC Comment #7: Note 14 Commitments and Contingencies, page 121
Virginia Jurisdiction, page 124
     “Please explain to us how you reflected the proposed revenue increase from the period February 26, 2004 to October 4, 2004 in your quarterly financial statements as originally filed on Form 10-Q and the Quarterly Financial Data on page 135 of your Form 10-K. Footnote (e) on page 135 suggests you recorded the interim revenue as billed then reversed the full amount in the 4th quarter of fiscal 2004. Tell us how this complies with paragraph 13 and 14 of SFAS No. 16. In addition, we presume you believed the criteria in SFAS No. 5 indicated that a refund of the interim rates was remote since it appears no provision was made pursuant to paragraph 45 of SFAS No. 71. Please confirm or advise the staff of your assessment of probability of refund at the recording of revenues. Please support your assessment by indicating the factors management considered in concluding that a refund was remote. Please note that footnote 16 of SFAS No. 71 would suggest that if you were unable to make an assessment of the refund uncertainty then there would be a question about the appropriateness of recording provisional revenue.”
Company response to Comment #7: Note 14 Commitments and Contingencies,
page 121 Virginia Jurisdiction, page 124
[***]
     The Company thanks the SEC staff for its interest in the financial reporting of WGL Holdings, Inc. and Washington Gas Light Company. We hope that we have been responsive to your questions. We would be pleased to answer any further questions or discuss these matters with you by phone should you wish to call us.
Respectfully submitted,
Frederic M. Kline
Vice President and Chief Financial Officer
WGL Holdings, Inc. and Washington Gas Light Company

EXHIBIT A
HVAC Assets

(in thousands)	9/30/2005	9/30/2004	9/30/2003
Fixed Assets	$679	$1,163	$1,525
Monetary Assets	22,400	21,870	18,759
Other, Principally Prepaid Assets	1,440	1,248	2,769

Total per 10-K Segment FN	24,519	24,281	23,053

Goodwill (Held by Parent Company)	—	573	2,073

Total HVAC Assets (incl. Goodwill)	$24,519	$24,854	$25,126